LOS ANGELES
1585 BROADWAY	WASHINGTON
NEW YORK, NY 10036-8299	BOSTON
TELEPHONE 212.969.3000	BOCA RATON
FAX 212.969.2900	NEWARK
NEW ORLEANS
PARIS

Brian B. Margolis
Member of the Firm

Direct Dial 212.969.3345
bmargolis@proskauer.com

April 21, 2006

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Fortissimo Acquisition Corp. -
Registration Statement on Form S-1, File No. 333-131417

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Fortissimo Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated April 7, 2006 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 2, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 1 to the Registration Statement on March 14, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 2.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 2 of 15
Exchange Commission

  General

  Prospectus Summary, page 1

1.
We note the additional disclosure on page one used to substantiate your claim that Israel represents an attractive environment. For each source, please revise to include a citation that would allow investors to locate the disclosed figures.

We have revised the Registration Statement in response to this comment by indicating in the disclosure where investors would be able to locate the above-referenced figures.

2.
Later in the business section, please revise to substantiate your belief that Israel has a “modern infrastructure . . . protection of trademarks and patents, a transparent financial and legal system and sophisticated capital markets.”

We have revised the Registration Statement in response to this comment by providing substantiation in the lead-in to the bullet points for the statements made in that section.

3.	Please revise to clarify where you obtained the disclosure that Israel’s is “one of the most attractive centers for technology innovation outside of the United States.”

We have revised the Registration Statement in response to this comment by deleting the phrase “one of the most attractive centers for technology innovation outside of the United States” and replacing it with another statement.

4.	Explain how you “offer a more viable and expeditious access to US equity markets.”

The sentence that is referenced in this comment is qualified by the phrase “we believe …”. The Company’s belief is based on the fact that, in contrast to a traditional IPO where there is always substantial market doubt as to the ability to consummate such an IPO, a target company merging with the Company can do so faster and with more likelihood of success than if such a company were attempting to do an IPO of its own. Since the Company would already be a publicly-traded company, the target company can achieve access to the U.S. equity markets merely by obtaining the consent of a majority of the Company’s stockholders, a process that is both shorter in time than a traditional IPO and one which is not dependent on the “window” for small-capitalization IPOs being open at the time that the target company is doing its merger with the Company.

5.
We note your response to comment seven of our letter dated February 28, 2006. Because you are not limited to any industry, a more in-depth discussion, in your Item 101 of Regulation S-K disclosure, should discuss how you intend to conduct your search. Disclose any monetary or time triggers that would lead you to consider companies outside of your expertise. Will you consider non-technology companies early in the process if they are introduced to you? If so, at what point do you seek guidance from an expert in such field?

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 3 of 15
Exchange Commission

As indicated in the Registration Statement, while the Company is not required to consummate a business combination with a target business in any particular industry, its management has extensive experience working with technology companies. As a result, the Company intends to source deals from their contacts in that industry, including, among others, investment bankers, accountants, lawyers and entrepreneurs. Given the backgrounds of the executive team, it is likely that the target acquisitions presented to the Company will be in the technology industry.

Nevertheless, while its primary target will be a technology company, if an attractive opportunity is brought to the Company’s attention at any point during its search, the Company would evaluate it seriously, most probably by engaging consultants with expertise in the industry in which that target company operates.

There are no monetary or time triggers that would lead the Company to consider companies outside of its expertise. To reiterate what is in the previous paragraph, if an attractive opportunity is brought to the Company’s attention at any time during the investment period, regardless of the industry in which it operates, it will be seriously considered.

We have revised the Registration Statement in response to this comment by adding the information contained in the second paragraph of this response to the third full paragraph on page 2.

6.
It would appear that many of the benefits listed, including the innovation and population of scientists, do not translate to other industries. Unless you intend to limit your search to a particular industry, please revise to explain how all disclosed benefits would translate to all industries.

Since the technology industry is the Company’s primary target industry, the Company thought that it would be prudent to list the benefits in that industry. If the Company later determines to invest in a different industry, in the proxy statement to obtain shareholder approval for that transaction, the Company will disclose the benefits and risks that Israel offers in that industry.

7.
Please explain the statement that “the costs, risks and management disruption” of a traditional IPO make your business structure an attractive alternative. Assuming any merger you propose would be fair to your shareholders, it is not clear how you would provide an “attractive opportunity” for an Israeli company to gain access to the U.S. markets. If a private company engaged in its own initial public offering, it would have to bear the offering cost once. However, by going your route, it would have to bear the offering cost (since those proceeds would be reduced from the money going into the trust account), the business combination cost, and the dilution of having a substantial number of shareholders who only purchased their shares for $0.025.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 4 of 15
Exchange Commission

Also, since you are shell company pitching the idea of acquiring a company in Israel, it is not clear why you are capable of engaging in an initial public offering yet an established company with revenues is not. You supplementally disclose that the markets are receptive to SPAC’s but not companies with actual operations. First, if you can substantiate the supplemental response, include it in the prospectus. Second, explain why the “market” would be receptive to shells that will combine with small-cap companies, but not the small-cap companies themselves. Are you implying that an investment into an unknown quantity is favored in the market over a known quantity? Please revise your disclosure to clarify.

As discussed in the response to comment #4 above, in a traditional IPO, there is always substantial doubt as to the ability of the issuer to consummate the IPO right up until the time the registration statement is declared effective and the deal is priced. On the other hand, with respect to the Company, the IPO will already have been consummated. The only remaining step would be for the Company’s stockholders to approve the business combination, a process that is both shorter in time than a traditional IPO and one which is not dependent on the “window” for small-capitalization IPOs being open at the time that the target company is doing its business combination with the Company.

Also, the market for traditional IPOs is substantially smaller than it has been in the past. For example, investors in 2006 are typically demanding that companies going public have more significant revenues and earnings than was the case in the late 1990’s. A target company that would merge with the Company thus could potentially become a publicly-traded company even if it didn’t meet the revenue and/or profitability targets set by investors in traditional IPOs.

Furthermore, the expenses that are likely to be incurred by the Company are less than those incurred by most companies going public through a traditional IPO. Thus, the target company doesn’t really end up paying additional expenses by going public through a business combination with the Company; in fact, the costs are likely to be less than that that would have been incurred in a traditional IPO.

With regards to the dilution point, in a traditional IPO, the founders of the company going public typically have purchased their shares at a huge discount to the price at which the shares are being offered to the public, which is no different from the Company’s situation.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 5 of 15
Exchange Commission

8.
We note your response to comment nine of our letter dated February 28, 2006. The additional language defining the phrase “operations in Israel” as an activity that is “not insignificant” does not clarify what constitutes having operations in Israel. We reissue the comment.

We have revised the Registration Statement in response to this comment by clarifying what the Company means by “operations in Israel.”

9.
We reissue comment 11 of our letter dated February 28, 2006. Please explain whether or not you can structure a business combination in which less than 19.99 percent of your shareholders are able to convert their shares. Please be aware that the current language you use is “less than 20%” as the limitation on conversion.

The Company’s Amended and Restated Certificate of Incorporation states that the Company shall not consummate any Business Combination if the holders of 20% or more of the IPO Shares exercise their conversion rights. We have revised the Registration Statement in several places to track this language.

However, in several places in the Registration Statement, for example on page 25 in the Dilution table, the Company indicates that if stockholders exercise their conversion rights, it may result in the conversion into cash of up to approximately 19.99% of the aggregate number of the shares sold in the offering (or up to 799,600 shares). This is an accurate description, and does not contradict the earlier statement that the Company may not consummate any Business Combination if the holders of 20% or more of the IPO Shares exercise their conversion rights. Consequently, there are several places in the Registration Statement which utilize the 19.99% figure when referencing the maximum number of shares that can exercise conversion rights.

10.
We note that you may determine whether holders of the warrants are required to pay the exercise price or can exercise on a cashless basis upon redemption. Explain how this determination will be made, how investors will be made aware of the determination and whether the determination will apply to all warrant holders equally.

The determination will be made based on whether or not the Company can utilize additional capital at the time that the warrants are called for redemption. If the Company determines that it would be beneficial to have additional capital for acquisitions or expansion, then the Company will not utilize the cashless exercise feature. Alternatively, if the Company determines that it does not have a need for the substantial additional capital it would receive upon exercise of the warrants, or if the Company determines that it would be more beneficial to decrease the dilution that will occur from the warrant redemption, the Company would utilize the cashless exercise feature. In the notice to shareholders indicating that the warrants will be redeemed, the form of redemption - cashless or payment of the exercise price - would be included.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 6 of 15
Exchange Commission

  Risk Factors, page 9

11.
We reissue comment 12 of our letter dated February 28, 2006. The risk associated with the lack of management expertise and the risk that investors are not able to evaluate certain risks arc separate risks that should be discussed in separate risk factors. Please revise accordingly.

We have revised the Registration Statement in response to this comment by splitting the above-referenced risk factor into two separate risk factors.

12.
We partially reissue comment 17 of our letter dated February 28, 2006. Since any employment or consulting arrangements will be determined at the same time that a business combination is being negotiated, please explain the basis for the statement that “the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we proceed with any potential business combination.” It appears that this may be a factor. Please revise the disclosure accordingly. We may have further comment.

Each of the Company’s officers is an employee of Fortissimo Capital Fund and intends to remain employed at Fortissimo Capital Fund following any acquisition effected by the Company. There is no intention to place any of the Company’s officers permanently as an executive officer of the acquired company (although if the Board of Directors of the combined company determines that this is in the best interest of the company, this could occur).

To clarify the foregoing, we have revised the Registration Statement in response to this comment by changing the phrase “the determining factor” to “a determining factor.”

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 7 of 15
Exchange Commission

13.
We note your response to comment 23 of our letter dated February 28, 2006 that you have “no current plans” to combine with an affiliated entity, Unless you prohibit yourself from combining with targets related to management or initial shareholders, we reissue the comment. Please revise to discuss the conflict that results from your ability to combine with a company that has preexisting relationships with your initial shareholders. Disclose elsewhere in greater detail the circumstances under which you may enter into a business combination agreement with an affiliated entity. Disclose whether existing stockholders are currently affiliated with entities that may be potential target businesses. Add disclosure to the conflicts of interest section as well. We may have further comment.

The only private company with which Fortissimo Capital Fund is currently affiliated is Telrad Networks Ltd. (“Telrad”). Neither the Company nor Fortissimo Capital Fund currently intends to make Telrad or any other affiliated company a target acquisition candidate for the Company.

If, however, it is later determined that this is in the best interest of the Company’s stockholders, the Company may propose to acquire Telrad as a “business combination.” If that were to occur, purchasers of the shares being offered in this offering would have two protections:

•
In connection with the vote required for any business combination, the Company’s initial stockholders have agreed to vote their respective initial shares of common stock in accordance with the vote of the public stockholders holding a majority of the shares of common stock sold in this offering. Consequently, unless a majority of the shares held by non-affiliates are voted in favor of any proposed acquisition, the acquisition will not be consummated.

•
The Company has agreed not to consummate a business combination with an entity which is affiliated with any of the Company’s initial stockholders unless the Company obtains an opinion from an independent investment banking firm stating that the business combination is fair to the Company’s stockholders from a financial point of view.

We have revised the Registration Statement in response to this comment by adding a risk factor relating thereto. We respectfully submit that no additional disclosure is required in the “Conflicts of Interest” section, as these topics are already discussed in detail in that section.

14.	Discuss in greater detail the risk to investors in risk factor 43.

We have revised the Registration Statement in response to this comment by adding additional information to the risk factor relating to enforcement of legal process.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 8 of 15
Exchange Commission

  Use of Proceeds, page 22

15.	Clarify whether interest will be paid on the loan from FCF.

We have revised the Registration Statement in response to this comment by adding text to footnote (1) to the Use of Proceeds table.

16.	We note your response to comment 27 of our letter dated February 28, 2006. Please revise to include the supplemental disclosure in the prospectus.

We have revised the Registration Statement in response to this comment by adding the requested text at the end of the second full paragraph on page 23.

  Proposed Business, page 29

17.
We note your response to comment 28 of our letter dated February 28, 2006. Please revise to include the supplemental response in the prospectus so that investors can understand how you determined to structure this offering.

We respectfully submit that this information, which relates to whether or not the Company has already identified a potential acquisition target, is not appropriate disclosure for the Registration Statement. The information relating to how the price of the offering was set does not relate to any particular target business, but rather was set by discussions between the Company and the Underwriter, based on their evaluation of the Israeli market. Furthermore, information relating to the money to be deposited in the trust fund is already included elsewhere in the Registration Statement.

18.
We note that Israel has “superior institutions of higher education.” Please revise to clarify your use of the word “superior.” Are they “superior” to institutions in developed and undeveloped countries? Are there particular countries you are including with your use of the adjective used for comparison?

We have revised the Registration Statement in response to this comment by deleting the word “superior.”

19.
We note your response to comment 29 of our letter dated February 28, 2006. The supplemental response does not reconcile with the disclosure on page 31. You respond that you “will focus on business combinations with early stage development companies.” On page 31, you disclose that “in the alternative, a business combination may involve a company which is in its early stages....” Please revise to reconcile your disclosure. We may have further comment.

We have revised the Registration Statement in response to this comment to make it clear that the Company may effect a business combination either with a company in its early stage of development or growth, or with a company which does not need substantial additional capital but which desires to establish a public trading market for its shares.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 9 of 15
Exchange Commission

20.
It would appear that there are a number of inherent risks associated with focusing on “early stage development companies.” As such, please revise to include a risk factor to address the risk associated with your focus on early stage development companies.

As clarified in the response to the previous comment, the Company does not intend to invest in companies that are at a very early stage of development. In fact, the Company would view such a company as not an ideal target for a business combination.

Rather, the Company will target (a) growth companies, by which it means companies that already have a product that is being marketed and some revenues, but which would benefit from additional capital and/or (b) more established companies, which do not need substantial additional capital but which desire to establish a public trading market for their shares.

21.
We reissue prior comment 31 of our letter dated February 28, 2006. Please either provide support for your belief that “there may be numerous potential target businesses that we could acquire with the net proceeds of this offering” or remove the statement, which appears speculative. We note your supplemental response that such disclosure was removed; however, we continue to note disclosure on pages 9 and 31.

We have revised the Registration Statement in response to this comment by deleting the references on pages 10 and 31 to “numerous potential target businesses” that the Company could acquire with the net proceeds of the offering.

  Management, page 42

22.
We note your response to comment 35 of our letter dated February 28, 2006. We note that the Fortissimo Funds typically invest in “turnaround” situations. We also note that FCF has invested in you, even though you will “target healthier companies.” Please revise to include the supplemental disclosure it the prospectus and define your use of the term “healthier companies.” Investors should be able to receive a full understanding of the types and conditions the company will use as criteria in its search.

We respectfully submit that the types of companies that the Fortissimo Funds will invest in is already described in the Registration Statement - specifically, in the second paragraph under “Management - Recent Transactional Experience” on page 43.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 10 of 15
Exchange Commission

We have revised the Registration Statement in response to this comment by adding a sentence to the last paragraph under “Management - Recent Transactional Experience” on page 43 to clarify what types of companies the Company intends to target as a potential business combination.

  Principal Stockholders, page 48

23.
The shares to be issued to Fortissimo Capital Fund concurrently with the IPO should be included in the beneficial ownership table for the amount and percent before the offering, since these shares will be acquired within 60 days of the effectiveness date.

As discussed with Ms. Baker of the Staff, we respectfully submit that the shares Fortissimo Capital Fund will be acquiring contemporaneously with the offering are not properly reflected in the column showing share ownership before the offering. We have, however, added a footnote (2) to the table to make it clear to the reader that those shares are not included in that column.

  SEC Position

24.
We note your supplemental response to prior comment 39 of our letter dated February 28, 2006. We believe that the Ken Worm letter would apply to these shares. Please revise the disclosure accordingly. Revise the plan of operations section for the selling shareholder as well.

The SEC position relating to reselling securities of blank check companies only relates to shares acquired prior to the consummation of the issuer’s initial public offering. As indicated in the last two sentences of this paragraph, this position would not apply to the Insider Units, as those securities are being purchased simultaneously with the consummation of this offering, at the same price as the units being purchased by investors in the public offering, and are not pre-IPO securities.

Consequently, we do not believe that the Ken Worm letter would be applicable to the Insider Units.

  Financial Statements

  Note 2 - Proposed Public Offering, page F-8

25.
In your response to our previous comment 44, you state the volatility of the Representative’s Options was determined based on a list of public Israeli companies with market capitalizations in the range of $70 million to $1 billion. Please tell us why you believe the volatility of companies with market capitalizations up to one billion dollars is a reasonable basis to estimate your volatility. Also, please explain any other factors you analyzed in determining these companies were representative of your business. Tell us how you calculated the estimate of 44.8% and whether it is based on the daily historical closing values of the basket of companies for the period of time equal in length to the term of the option though the balance sheet date or other date.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 11 of 15
Exchange Commission

We have revised the list of companies to include only those with market capitalizations between $25 million and $400 million. The Company believes that this is the relevant segment of the market. The list of companies includes both Israeli technology companies and non-technology companies traded on the Nasdaq Stock Market and, in the Company’s opinion, more accurately reflects the volatility that the Company’s securities will face.

26.	Revise to disclose the life of the Representative’s Option in this footnote.

We have revised the Registration Statement in response to this comment by adding the requested language to Note 2.

  Selling Shareholder Cover Page, page A-1

27.	Please add the page number to the cross-reference to the risk factors section.

We have revised the Registration Statement in response to this comment by adding the requested language to page A-1.

28.	Please clearly state whether there is a market for your securities.

We have revised the Registration Statement in response to this comment by adding the requested language to page A-1.

  Selling Stockholders, page A-2

29.	Please revise the table to reflect the current ownership of the selling stockholder - the units. The current disclosure is confusing and should be clear and consistent with the cover page.

As discussed with Ms. Baker of the Staff, we respectfully submit that the beneficial ownership rules do not require disclosure of the units held by the selling stockholder, but rather only of the shares and warrants underlying those units. We believe that footnotes (2) and (3) to the table clarify this information for the reader.

30.	Please disclose whether the selling shareholder is a broker-dealer or affiliate of a broker-dealer.

We have revised the Registration Statement in response to this comment by adding the requested language to page A-2.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 12 of 15
Exchange Commission

31.	Specifically name the control person(s) for Fortissimo Capital Fund.

We have revised the Registration Statement in response to this comment by adding the requested language to page A-2.

32.
Please explain the basis for the statement that “assuming all of the shares offered by this prospectus are sold by the selling stockholders, after completion of this offering, none of the selling stockholders will own more than one percent of the shares of common stock outstanding.”

We have revised the Registration Statement in response to this comment by modifying the last sentence of the first paragraph on page A-2.

  Outside Back Cover Page

33.	Please include the dealer prospectus delivery obligation.

We respectfully submit that the dealer prospectus delivery obligation language is not required for a selling stockholder prospectus.

  Recent Sales of Unregistered Securities

34.	Please disclose the consideration Mr. Seroussi paid for the shares issued in January 2006. Disclose the facts supporting the reliance upon Section 4(1). We may have further comment.

Mr. Seroussi paid $2,500 for the shares issued in January 2006, which is the same price per share as was paid by the Company’s other initial stockholders.

As indicated in Item 15 of the Registration Statement, Mr. Seroussi purchased the foregoing shares from Fortissimo Capital Fund GP, L.P., one of the Company’s initial stockholders (“FCF”). We believe that this transaction fits within the exemption from registration provided by Section 4(1) of the Securities Act of 1933, as amended (the “Securities Act”), for the reasons stated below.

Mr. Seroussi is an accredited investor with demonstrated experience in the financial and technology-related sectors. Various members of the Company’s management team have had previous professional dealings with Mr. Seroussi.

The stock that Mr. Seroussi purchased from FCF is restricted stock.

FCF is not, by definition, the issuer of the securities. FCF is not an underwriter under the circumstances, as it made a sale of securities to one person and did not intend to distribute any of the securities it purchased from the Company at the time of such purchase. The sale by FCF to a person in Mr. Seroussi’s position is not a “distribution” for purposes of Section 2(11) of the Securities Act. FCF is not a dealer, but rather is the general partner of a private equity fund.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 13 of 15
Exchange Commission

As a result of the foregoing, we believe that the purchase of shares by Mr. Seroussi from FCF fits within the exemption from registration provided by Section 4(1) of the Securities Act.

35.
We note the discussion of the unit purchase by Fortissimo Capital. The disclosure appears to indicate the private placement will occur simultaneously with the initial public offering. Given the staff’s guidance in the Public Telephone Interpretations regarding the requirement of a completed private placement prior to the commencement of a public registration of the resale of those shares, please revise the disclosure to provide an analysis as to how you meet these requirements. We may have further comment.

The obligation to purchase the Insider Units undertaken by Fortissimo Capital Fund was made pursuant to a Subscription Agreement, dated as of January 31, 2006 (which was filed as Exhibit 10.15 to the original Registration Statement on Form S-1). That obligation was made prior to the filing of the Registration Statement, and the only conditions to the obligation undertaken by Fortissimo Capital Fund are conditions outside of the investor’s control. Consequently, the investment decision relating to the purchase of the Insider Units was made prior to the filing of the Registration Statement relating to the public offering and therefore constitutes a “completed private placement” for purposes of this analysis.

  Exhibits

36.
Please have counsel revise the legality opinion to clarify if it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws. As it is currently written, it appears to only opine upon New York law including the statutory provisions, all applicable provisions of the New York Constitution and all reported judicial decisions interpreting those laws and the Delaware General Corporation Law.

We have revised our legality opinion in response to this comment. A copy of the revised legality opinion is being filed as Exhibit 5.1 to the Registration Statement.

37.
We note your response to comment 50 of your letter dated February 28, 2006. We note that you do believe that amending regardless of the prohibition to amend the certificate of incorporation is against the spirit of the law. However, such issue is a legal matter and should be opined upon by counsel. Please revise the prospectus to clarify from a legal analysis if the provisions can be amended and if so, disclose the basis for such possibility. Also, disclose in the prospectus if the company views the business combination procedures, as stated in the certificate of incorporation, as obligations to investors that the company will not propose to amend. If not, disclose the extent of the authority and circumstances that would lead to an amendment of the certificate of incorporation.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 14 of 15
Exchange Commission

The Company’s Amended and Restated Certificate of Incorporation provides that certain provisions that apply prior to a business combination, including those provisions relating to the distribution of the trust fund if no business combination occurs within the prescribed time periods, cannot be amended. The Company’s counsel has advised the Company that there is some question concerning the enforceability, under Delaware law, of these restrictions on charter amendments. Nevertheless, the Company views these business combination procedures in its charter, in its contractual obligations and in this prospectus as obligations to its investors and the Company will not propose any amendment to these procedures.

John Reynolds, Esq.	April 21, 2006
United States Securities and	Page 15 of 15
Exchange Commission

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:	Cathey Baker, Esq. (SEC)
Yuval Cohen (Fortissimo Acquisition Corp.)
David Alan Miller, Esq. (Graubard Miller)